Exhibit 3.1

THIRD AMENDMENT TO

SECOND AMENDED AND RESTATED OPERATING AGREEMENT

OF BLACK ELK ENERGY OFFSHORE OPERATIONS, LLC

This Third Amendment (the “Amendment”) to the Second Amended and Restated Limited Liability Company Operating Agreement, of BLACK ELK ENERGY OFFSHORE OPERATIONS, LLC, a Texas limited liability company (the “Company”), is made and entered into as of the 25th day of January, 2013.

BACKGROUND

A. The Company and its Members entered into a Second Amended and Restated Operating Agreement, dated as of July 13, 2009, as amended by a First Amendment thereto dated as of August 19, 2010 and a Second Amendment thereto dated as of May 31, 2011 (as so amended and as further amended, amended and restated, supplemented or otherwise modified from time to time, the “Operating Agreement”).

B. The Company desires to make certain amendments to the Operating Agreement.

C. Pursuant to, and in accordance with, Section 17.2 of the Operating Agreement, the Board, including the affirmative vote of the Platinum Manager, has consented to the amendments set forth herein.

D. Pursuant to, and in accordance with Section 5.4(b) of the Operating Agreement, Platinum has consented to the issuance of the Units as set forth in this Amendment.

E. The Company desires to establish a new preferred class of membership units, designated as Class E Preferred Units, for issuance.

F. As of the date hereof, there are outstanding $43,028,000 Class D Preferred Units, comprised of $30,000,000 of Unreturned Class D Capital and $13,028,000 of capitalized Class D Preferred Return and the holders of such Class D Preferred Units desire to exchange such Class D Preferred Units for $43,028,000 Class E Preferred Units, and the Board has authorized such exchange.

NOW, THEREFORE, with the foregoing Background deemed incorporated by reference herein and for good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the parties hereby agree as follows:

1. All capitalized terms used herein and not otherwise defined herein shall have the meaning ascribed to such terms in the Operating Agreement.

2. The definitions “Class D Member,” “Class D Preferred Liquidation Value,” “Class D Preferred Return,” “Class D Preferred Unit” and “Unreturned Class D Capital” in Section 1.1 of the Operating Agreement are hereby deleted and the following definitions in Section 1.1 of the Operating Agreement are hereby amended and restated as follows:

“Sharing Ratio” means, with respect to each Member and any Person that acquires all or any portion of the Units initially issued to and held by such Member, the percentage derived by dividing (i) the number of Units held by such Member by (ii) the number of all Units held by all Members (and such percentage shall be allocated among such original Member and any such acquiring Person or Persons according to the transfer documentation pursuant to which all or any portion of such Units are Transferred from time to time). For the avoidance of doubt, the Sharing Ratio of a Class A Member, Class B Member, Class C Member, or other class of member shall be determined (for example, for purposes of Section 11.1(c)(vi)), by taking into account under clause (i) of the preceding sentence only the Class A Units, Class B Units, Class C Units, or other class of Units held by such Member. Notwithstanding the preceding provisions of this definition, Class E Preferred Units shall be treated as not being issued for purposes of determining Sharing Ratios (i.e., they are not added to the denominator described in clause (ii) above).

“Unit” means any Class A Unit, any Class B Unit, any Class C Unit, any Class E Preferred Unit or any other class of Units as may be created and issued by the Board from time to time and issued to any Member pursuant to this Agreement, representing, subject to the terms of any such Unit, such Member’s ownership interest and rights as a Member in the Company as set forth in this Agreement, including the Member’s right to a share of the Net Profit and Net Loss of the Company, its right to Distributions and to a share of the assets of the Company on liquidation.

“Voting Units” means, collectively, the Class A Units, the Class B Units, and any other class of Units that entitle the holders thereof to vote with respect to a particular matter related to the Company, but only with respect to and to the extent of such entitlement. The Class C Units and the Class E Preferred Units are not Voting Units.

3. The following definitions are hereby added to Section 1.1 of the Operating Agreement in proper alphabetical sequence:

“Class E Member” means any Member that holds Class E Preferred Units, in such Member’s capacity as a holder of such Class E Preferred Units as set forth on Exhibit C hereto, which may be amended from time to time as set forth herein.

“Class E Preferred Liquidation Value” means, with respect to any Class E Preferred Unit, the amount, as of any date of determination, which is distributable with respect to such Class E Preferred Unit pursuant to Sections 11.1(c)(i) and (ii).

“Class E Preferred Return” means, with respect to any Class E Preferred Unit, an amount equal to twenty percent (20%) per annum return on the Unreturned Class E Capital balance attributable to such Class E Preferred Unit, capitalized and added to the Unreturned Class E Capital of such Class E Preferred Unit quarterly to the extent not distributed quarterly, provided that if the Unreturned Class E Capital with respect to such Class E Preferred Unit is not paid in full on March 24, 2014, the Class E Preferred Return with respect to such Class E Preferred Unit shall be an amount equal to thirty-six percent (36%) from and after March 24, 2014.

“Class E Preferred Unit” means a Unit having the rights and obligations specified with respect to Class E Preferred Units in this Agreement.

“Unreturned Class E Capital” means, with respect to each Class E Preferred Unit issued from time to time, an amount equal to the Capital Contribution contributed in exchange for the issuance of such Class E Preferred Unit or in exchange for any other equity interest issued by the Company that was subsequently exchanged for Class E Preferred Units (equal to an aggregate amount not to exceed Ninety-Five Million Dollars ($95,000,000) for all the Class E Preferred Units, before giving effect to any capitalized Class E Preferred Return), increased by any capitalized Class E Preferred Return with respect to such Class E Preferred Unit not paid and reduced by distributions with respect to such Class E Preferred Unit pursuant to Section 11.1(c)(ii), including Tax Distributions, if any, which offset such distributions.

4. Section 5.4(a) of the Operating Agreement is hereby amended and restated as follows:

Each Class A Unit and each Class B Unit shall carry the right to one (1) vote at any meeting of the Members. The Board may, upon the request and approval of any Member, designate such Member’s Units as nonvoting. Class C Units and Class E Preferred Units do not carry the right to vote.

5. Section 8.1(b) of the Operating Agreement is hereby amended and restated as follows:

The issued and outstanding Units consist of Class A Units, Class B Units, Class C Units and Class E Preferred Units. The number of Units held by each Member is set out on Exhibit C opposite such Member’s name.

6. Section 8.3 of the Operating Agreement is hereby amended and restated as follows:

8.3 Class E Preferred Units. The powers, preferences, rights, restrictions, and other matters relating to the Class E Preferred Units are as follows:

(a) Class E Preferred Return. The holders of the Class E Preferred Units shall be entitled to receive the Class E Preferred Return pursuant to the provisions of this Agreement, including, without limitation, Sections 8.3, 11.2, and 15.2.

(b) Redemption by the Company. The Company may redeem, at any time and from time to time, all or a portion of the outstanding Class E Preferred Units at a price per Unit in cash equal to the Class E Preferred Liquidation Value plus, if such redemption occurs prior to the date which is six (6) months after the issuance of the Class E Preferred Units to be redeemed, two percent (2%) of the Class E Preferred Liquidation Value of such Class E Preferred Units (the “Redemption Price”). The Company shall give all of the holders of the Class E Preferred Units a written notice at the last address of each holder designated on the records of the Company of its determination to effect a redemption (the “Company Redemption Notice”), specifying the redemption date (“Redemption Date”), which shall be no less than ten (10) and not more twenty (20) days after delivery of the Redemption Notice, the number of Class E Preferred Units to be redeemed, which to the extent is less than all outstanding Class E Preferred Units shall be on a pro rata basis among all holders of Class E Preferred Units in accordance with the number of Class E Preferred Units held by such holder, and the Redemption Price. On the Redemption Date and upon receipt by the Company of evidence satisfactory to the Company of the ownership of the Class E Preferred Units, the holder thereof shall be entitled to receive payment therefor. After the Redemption Date, the Class E Preferred Units subject to a Company Redemption Notice shall no longer constitute issued and outstanding Units of the Company and shall only constitute the rights to receive Redemption Price as set forth herein

(c) Redemption by the Holder. On any date following the latest of (i) ninety-one (91) days after the date on which the Company’s 13.75% Senior Secure Notes due 2015 mature, (ii) one year after the earlier of (1) the Maturity Date (as defined in the Credit Agreement, dated as of December 24, 2010, as amended by the First Amendment to Credit Agreement, dated as of May 31, 2011 (as such agreement may be further amended, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), among the Company, the lenders from time to time party thereto and Capital One, N.A., as administrative agent for such lenders) and (2) the date on which there are no obligations under the Credit Agreement outstanding and the commitments of the lenders thereunder are terminated, and (iii) one year after the earlier of (1) the Maturity Date (as defined in the Letter of Credit Facility Agreement, dated as of December 24, 2010, as amended by the First Amendment to Letter of Credit Facility Agreement, dated as of May 31, 2011 (as such agreement may be further amended, amended and restated, supplemented or otherwise modified from time to time, the “Facility Agreement”), among the Company, the lenders from time to time party thereto and Capital One, N.A., as administrative agent for such lenders) and (2) the date on which there are no obligations under the Facility Agreement outstanding and the commitments of the lenders thereunder are terminated, each holder of Class E Preferred Units shall have the right to cause the Company to redeem any and all of its Class E Preferred Units at the Redemption Price. Each such holder of Class E Preferred Units shall give the Company a written notice at its principal office of its desire for the Company to redeem such holder’s Class E Preferred Units (the “Holder Redemption Notice”), specifying the Redemption Date, which shall be no less than ten (10) and not more twenty (20) days after delivery of the Holder Redemption Notice, the number of Class E Preferred Units to be redeemed and the Redemption Price. On the Redemption Date and upon receipt by the Company of evidence satisfactory to the Company of the ownership of the Class E Preferred Units, the holders thereof shall be entitled to receive payment therefor. After the Redemption Date, the Class E Preferred Units subject to the Holder Redemption Notice shall no longer constitute issued and outstanding Units of the Company and shall only constitute the rights to receive Redemption Price as set forth herein

(d) Voting Rights. Except as otherwise required by law, each holder of Class E Preferred Units shall not be entitled to vote such Units.

7. Section 9.2(b) of the Operating Agreement is hereby amended and restated as follows:

The Board may permit Members to make Additional Capital Contributions in cash or in property. Upon the making of an Additional Capital Contribution by an existing Member, or upon the admission of a new Member in accordance with this Agreement and the Act, (i) such Member or Members shall acquire such number and class of Units or other equity interests in the Company as the Board may determine and shall, in all instances, receive a credit to its Capital Account for each such Capital Contribution at the time and in the amount that such contribution is made and (ii) Exhibit C hereto shall be amended accordingly.

8. The last sentence of Section 11.1(b) of the Operating Agreement is hereby amended and restated as follows:

This Section 11.1(b) shall be applied to each class of Units separately, so that a Tax Distribution made with respect to a Class A Unit, Class B Unit, Class C Unit or Class E Preferred Unit shall be applied to offset subsequent distributions under Section 11.1(c) only with respect to a Class A Unit, Class B Unit, Class C Unit or Class E Preferred Unit, as applicable.

9. Section 11.1(c) of the Operating Agreement is hereby amended and restated in its entirety as follows:

Subject to the provisions of Section 11.1 above, the Company shall make Distributions to the Members, including Distributions in kind pursuant to Section 11.2, in the order and manner set forth in this Section 11.1(c).

i.	first, to the Class E Members until the accrued and unpaid Class E Preferred Return attributable to each Class E Preferred Unit held by such Members have been paid in full, in proportion to the amounts distributable with respect to such Units;

ii.	second, to the Class E Members in proportion to the Unreturned Class E Capital attributable to each Class E Preferred Unit held by such Members, until all Unreturned Class E Capital has been reduced to zero;

iii.	third, among the Class A Members, the Class B Members and the Class C Members in proportion to their relative Unreturned Capital Distributions, until all Unreturned Capital Distributions have been reduced to zero; and

iv.	thereafter, to the Class A Members, Class B Members and Class C Members in accordance with their Sharing Ratios.

10. The Company hereby covenants and agrees that, with the unanimous consent of the Board, including the affirmative vote of the Platinum Manager, in exchange for Capital Contributions made from time to time by such Persons as the Board, including the affirmative vote of the Platinum Manager, shall approve, the Company shall issue Class E Preferred Units in an amount equal to the amount of such Capital Contributions, provided that the aggregate amount of Class E Preferred Units issued by the Company, before giving effect to any capitalized Class E Preferred Return, shall not exceed Ninety-Five Million Dollars ($95,000,000).

11. Except as modified by this Amendment, the Operating Agreement shall continue unmodified and in full force and effect.

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IN WITNESS WHEREOF, pursuant to, and in accordance with, the authority granted by Section 17.2 of the Operating Agreement, and at the direction of the Board, including the Platinum Manager, the undersigned on behalf of the Company has executed this Amendment the day and year first above written.

BLACK ELK ENERGY OFFSHORE OPERATIONS, LLC

By:	/s/ John Hoffman
Name:	John Hoffman
Title:	President/CEO